WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2015

(In thousands)

Assets

Cash and cash equivalents	$	337,143
Cash and cash equivalents – restricted		66,880
Investment securities		71,396
Receivables:		
Funds and separate accounts		29,008
Customers and other		220,106
Due from affiliates		9,938
Prepaid expenses and other current assets		25,657
Income taxes receivable		3,620
Total current assets		763,748
Property and equipment, net		104,125
Deferred sales commissions, net		13,588
Deferred income taxes		32,194
Goodwill and identifiable intangible asset		35,095
Other assets		15,448
Total assets	$	964,198

Liabilities and Stockholder's Equity

Accounts payable	$	28,225
Payable to investment companies for securities		113,648
Payable to third party brokers		14,373
Payable to customers		120,420
Accrued compensation		36,978
Other current liabilities		39,944
Total current liabilities		353,588
Accrued pension and postretirement costs		39,579
Other non-current liabilities		20,519
Total liabilities		413,686
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1.00 par value: 1,000 shares authorized, issued, and outstanding.		1
Additional paid-in capital		252,843
Retained earnings		346,224
Accumulated other comprehensive loss		(48,556)
Total stockholder's equity		550,512
Total liabilities and stockholder's equity	$	964,198

See accompanying notes to consolidated financial statements.